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EXHIBIT 12

COMMSCOPE, INC.
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND DEFICIENCY IN THE COVERAGE OF EARNINGS TO FIXED CHARGES
(in thousands, except ratios)

	Year Ended December 31,					Six Months Ended June 30,
	1999	2000	2001	2002	2003	2003	2004
Actual ratio of earnings to fixed charges and actual deficiency in the coverage of earnings to fixed charges:
Income (loss) before income taxes, equity in losses of OFS BrightWave, LLC and net gain on OFS BrightWave, LLC transaction	$108,627	$136,880	$55,213	$(21,288)	$(13,989)	$(26,541)	$(13,241)
Add: fixed charges (detail below)	12,030	12,990	11,435	11,581	10,696	5,391	6,249
Add: amortization of capitalized interest	—	—	—	36	36	18	18
Less: capitalized interest	—	(176)	(405)	—	—	—	—

Total earnings as defined	$120,657	$149,694	$66,243	$(9,672)	$(3,257)	$(21,132)	$(6,974)
Fixed charges:
Interest expense	$10,043	$9,354	$7,637	$8,048	$7,513	$3,800	$4,190
Capitalized interest	—	176	405	—	—	—	—
Amortization of deferred financing fees	187	860	860	1,166	1,083	541	1,009
Estimate of interest within rental expense	1,800	2,600	2,533	2,367	2,100	1,050	1,050

Total fixed charges as defined	$12,030	$12,990	$11,435	$11,581	$10,696	$5,391	$6,249

Actual ratio of earnings to fixed charges	10.03	11.52	5.79	—	—	—	—

Actual deficiency in the coverage of earnings to fixed charges	$—	$—	$—	$(21,252)	$(13,953)	$(26,523)	$(13,223)

	Pro forma Year Ended December 31, 2003	Pro forma Six Months Ended June 30, 2004
Pro forma deficiency in the coverage of earnings to fixed charges:
Loss before income taxes, equity in losses of OFS BrightWave, LLC and net gain on OFS BrightWave, LLC transaction	$(9,591)	$(11,981)
Add: fixed charges	6,298	4,989
Add: amortization of capitalized interest	36	18
Less: capitalized interest	—	—

Total earnings as defined	$(3,257)	$(6,974)
Fixed charges:
Interest expense	$3,113	$2,803
Capitalized interest	—	—
Amortization of deferred financing fees	1,085	1,136
Estimate of interest within rental expense	2,100	1,050

Total fixed charges as defined	$6,298	$4,989
Pro forma deficiency in the coverage of earnings to fixed charges	$(9,555)	$(11,963)

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COMMSCOPE, INC. CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES AND DEFICIENCY IN THE COVERAGE OF EARNINGS TO FIXED CHARGES (in thousands, except ratios)